NIKOLA CORPORATION

4141 E Broadway Road

Phoenix, Arizona 85040

April 1, 2022

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Sherry Haywood

RE:     Nikola Corporation

  Request for Withdrawal of Registration Statement on Form S-1

  File No. 333-254289

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Nikola Corporation (the “Registrant”) hereby respectfully requests that the U.S. Securities and Exchange Commission (the “Commission”) consent to the withdrawal, effective as of the date hereof, of the Registrant’s Registration Statement on Form S-1 (File No. 333-254289) together with all exhibits and amendments thereto (collectively, the “Registration Statement”) initially filed with the Commission on March 15, 2021.

The Registrant has determined not to pursue the public offering to which the Registration Statement relates at this time. The Registration Statement has not been declared effective by the Commission and the Registrant confirms that no securities have been sold pursuant to the Registration Statement. Accordingly, withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by paragraph (a) of Rule 477.

The Registrant further hereby requests, pursuant to Rule 418 promulgated under the Securities Act, that any supplemental materials transmitted to the Commission by the Registrant be returned to the Registrant or destroyed promptly by the staff. If returned, the supplemental materials may be returned to Pillsbury Winthrop Shaw Pittman LLP, Attention: Gabriella A. Lombardi, counsel to the Registrant, at 2550 Hanover St, Palo Alto, CA 94304.

The Registrant acknowledges that no refund will be made for fees paid to the Commission in connection with the filing of the Registration Statement. However, the Registrant requests that, in accordance with Rule 457(p) under the Securities Act, all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use by the Registrant.

Should you have any questions regarding this request, please contact Gabriella A. Lombardi of Pillsbury Winthrop Shaw Pittman LLP, counsel to the Registrant, at (650) 233-4670, or in her absence, Julie Park at (650) 233-4067.

Sincerely,

NIKOLA CORPORATION

By:	/s/ Britton M. Worthen
Britton M. Worthen
Chief Legal Officer and Secretary

cc:	Stanley F. Pierson

Gabriella A. Lombardi

Julie Park